UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No.1)
 Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.03 per share
(Title of Class of Securities)

M69676209

(CUSIP Number)

Tzvika Friedman
9 Egoz Street, Newe Efraim
Yehud Monoson, Israel 6019000
972-3-779150153

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: M69676 209	PAGE 2 of 5

1	NAMES OF REPORTING PERSON
Tzvika Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
185,703

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
185,703

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
185,703

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
(See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.95%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

*          Based on 3,118,855 Ordinary Shares that the Issuer advised were issued and outstanding  as of November 29, 2017.

Page 2 of 5 pages

SCHEDULE 13D

CUSIP NO.: M69676 209	PAGE 3 of 5

Item 1.  Security and Issuer

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed on April 15, 2015 (the "Statement"), relates to the Ordinary Shares, NIS 0.03 par value per share ("Ordinary Shares") of Mer Telemanagement Solutions Ltd., an Israeli corporation whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 4366516, Israel (the "Issuer").  Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The Ordinary Shares were issued in connection with the Issuer’s acquisition of Vexigo Ltd. (“Vexigo”) pursuant to a share purchase agreement dated February 3, 2015 (the “SPA”). A copy of the SPA was filed as Exhibit A to Exhibit 99.2 to the Issuer’s Form 6-K furnished to the SEC on February 18, 2015 and is incorporated herein by reference.

Under the terms of the SPA, the Issuer acquired 100% of the outstanding shares of Vexigo.  In addition to a cash payment,, at closing, the Issuer issued 40% of its outstanding Ordinary Shares post-closing to Vexigo’s shareholders, including to the Reporting Person. As part of the SPA terms, the Reporting Person was elected to the Issuer’s Board of Directors for a term expiring at the Issuer’s 2015 Annual General Meeting of Shareholders. He was re-elected at the Issuer’s 2016 and 2017 Annual General Meetings of Shareholders, and is a current director of the Issuer.  The foregoing summary of the SPA is qualified in its entirety by reference to such agreement, which is incorporated herein by reference.

In May 2016, the Issuer completed a private placement of 648,475 ordinary shares par value 0.01 NIS, for an aggregate investment of approximately $700,000 at a price per share of $1.08 out of which $400,000 was invested by former Vexigo shareholders ($69,332 by the Reporting Person, for which he received 64,196 ordinary shares par value NIS 0.01). On August 15, 2017, the Issuer completed the sale of 602,409 of its Ordinary Shares in a private placement pursuant to a share purchase agreement. The Reporting Person purchased 18,825 ordinary shares par value 0.01 NIS in the private placement at a price per share of $0.664 ($12,500 in the aggregate). Following a reverse share split of the issuer, the equivalent number of Ordinary Shares (par value NIS 0.03), purchased by the Reporting Person in this private placement was 6,275 Ordinary Shares.

On September 6, 2017, the Issuer completed a reverse share split, resulting in the Reporting Person owning 207,653    Ordinary Shares.

Item 4.  Purpose of Transaction

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Ordinary Shares purchased by the Reporting Person in the private placements of May 2016 and August 2017 were purchased for investment purposes.

Other an as described in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Person has no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate specific plans and proposals with respect to, or change his intentions regarding, any or all of the foregoing).

Item 5.  Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The information contained in Item 3 and 4 is incorporated herein by this reference.

(a)-(b).  As of the date of this Schedule 13D, the Reporting Person owns 185,703 Ordinary Shares, which is 5.95% of the outstanding Ordinary Shares of the Issuer.

Page 3 of 5 pages

SCHEDULE 13D

CUSIP NO.: M69676 209	PAGE 4 of 5

c.           In the last 60 days, the below-listed transactions in the Issuer’s Ordinary Shares, were consummated by the Reporting Person pursuant to a Rule 10b5-1 plan.  Such transactions involved open market sale transactions of the Issuer’s Ordinary Shares on the NASDAQ Capital Market.  The prices reported below reflect the sale price of the Ordinary Shares on the date indicated.  The Reporting Person hereby undertakes to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares and prices at which each transaction was effected.

Date of Sale	Number of Ordinary Shares Sold	Sale Price Per Share ($)	Gross proceeds ($)
November 29, 2017	12,000	2.7985	33,582.00
November 29, 2017	9,950	2.9219	29,072.91

d.          No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D.

e.          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1.
Share Purchase Agreement by and among the Issuer, Vexigo Ltd., FPSV Holdings Ltd. and the shareholders of Vexigo Ltd. and of FPSV Holdings Ltd., dated as of February 3, 2015 (incorporated by reference to Exhibit A to Item I of Exhibit 99.2 of the Issuer’s Report on Form 6-K for the month of February 2015 furnished to the SEC on February 18, 2015)

2.
Purchase Agreement dated Februarey 18, 2016 (incorporated by reference to Exhibit A of Exhibit 99.1 of the Issuer’s Report on Form 6-K  for the month of April 2016 furnished to  the SEC on April 1, 2016)

3.	Share Purchase Agreement dated August 14, 2017.

Page 4 of 5 pages

SCHEDULE 13D

CUSIP NO.: M69676 209	PAGE 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

December 3, 2017
(Date)
/s/ Tzvika Friedman
Tzvika Friedman
Director

Page 5 of 5 pages